Mail Stop 3-9									May 26,
2005

Michael T. Flavin
Chairman and Chief Executive Officer
Advanced Life Sciences Holdings, Inc.
1440 Davey Road
Woodridge, Illinois 60517

Re:	Advanced Life Sciences Holdings, Inc.
	Registration Statement on Form S-1
      Filed April 28, 2005
	File Number 333-124396

 Dear Mr. Flavin:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General

1. We note that none of your exhibits have been designated to seek confidential treatment. If you decide to file additional exhibits and seek confidential treatment for those exhibits, please note that all confidential treatment issues must be resolved before we will consider a request for acceleration of the registration statement.
2. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding this material.

3. Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.
4. Please note that when you file a pre-effective amendment that includes your price range, it must be bone fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and
10%
if you price above $20.
5. Please note that where we provide examples to illustrate what we
mean by our comments, they are examples and not exhaustive lists.
If
our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.
6. In your response letter, please state our comment and then explain
each change that has been made in response to a comment. In addition, you should also reference each page number in which disclosure has been revised in response to a comment so that we can easily place your revised disclosure in its proper context.
7. Throughout the registration statement, you cite various
estimates,
statistics and other figures. As one example only, on page 41 you state, "The total worldwide market for antibiotics in 2003 was $25 billion... and is estimated to grow to $32 billion by 2010."
Where
you cite your own estimates, please explain how you arrived at those
estimates, disclose any third-party sources you relied upon, and provide us with any copies of those sources. Copies delivered should be marked to highlight the relevant information. For all other figures, please identify your sources and provide copies of these sources to us.
8. In light of the fact that none of your products have received regulatory approval, you should be careful in describing your products as safe or effective. Any statements that refer to efficacy, potency or safety should be qualified by language that makes it explicitly clear that clinical trials have not been completed and that any conclusions regarding safety or efficacy may be contradicted by subsequent tests.  As one example only, on page
38
of the registration statement, you say that Cethromycin was "shown to be active against upper and lower respiratory tract pathogens." Please revise your disclosure to include qualifying language that will present this information in its proper context. You should also include similar language where such statements are made throughout the registration statement and advise us of where the changes have been made.
9. In addition, certain other types of statements should be deleted from the registration statement altogether. As one example only, on
p.42 you state, "We also believe that the compound demonstrates certain competitive advantages over Ketek..." Another such statement is found on page 43, when you state, "cethromycin...would...prove to be an attractive alternative treatment for respiratory tract infections." Statements of opinion that are favorable to the product are not appropriate for the registration statement. In addition, it is premature to make statements indicating that your products may have advantages over other products or product candidates or that they will make an attractive treatment. Please review the registration statement and delete similar statements of favorable opinion or prospects. We may have further comments on your revisions.

Prospectus Summary, page 1
10. Please explain technical terms and phrases such as "pathogens, including penicillin and macro-slide resistant Gram positive bacteria" and "non-nucleoside reverse transcriptase inhibitor" using simple language that investors can understand. Please make revisions to such terms throughout the forepart of the prospectus. We may have further comments on your revisions.

11. Please revise your summary to present the key points in the disclosure that are set forth in the other sections of the registration statement. For example:

* In your collaborations with other companies, describe the role that each participant will play in the collaboration; and
* Disclose how the company will generate revenues (product sales directly to the consumer, royalties, milestone payments, etc.); and
12. We note your disclosure about the worldwide market for antibiotics. Would this be your target market? It appears that your market would be significantly smaller as your product candidates are designed to target specific indications. Please provide us with an explanation supporting your use of this information as your target market or revise to provide information about the use of antibiotics for the indications your candidates are attempting to target. Similarly, revise page 41.
13. Much of the disclosure is too detailed for the Summary. Specific information relating to market size for your products, results of clinical tests and other detailed information should be included in the Business section. Please limit the discussion of your product candidates to an identification of the target indication and the stage of clinical development.

14. Please revise "Risks Affecting Us" to also disclose that your auditors opinion has a going concern qualification and that you have negative working capital.




Risk Factors, p. 7
General
15. In the header, please delete the sentence "The following risks and uncertainties may not be the only ones we face."
16. When disclosing a risk factor, you should customize it with specific reasons why you may be exposed to a particular risk so as to make the disclosure more meaningful. As one example only, the disclosure in "We will face significant competition...," you have provided mostly generic disclosure relating to competition, such as the possibility that another company may obtain regulatory approval before you do.
This risk factor should be customized to disclose any specific competitive advantages that competitors possess, either with respect to the companies or with respect to their products. With respect to speed of approvals, you should disclose if any competitive products are in later-stage clinical trials (or approved), rather than relying upon a generic statement relating to speed of development.

Please review all of your risk factors to ensure that your disclosure is customized for the Company and is as specific as possible. In your response letter, please identify all places where revisions are made in response to this comment.
17. To the extent that any clinical trial participants have experienced adverse effects, please revise to include a separate risk factor disclosing the adverse effects.

"We are heavily dependent on our license agreement...," p. 8
18. Please provide more explicit disclosure relating to the risks you are describing. Similarly revise "We face special risks...," "We depend on outside parties...," Our collaborators and third party manufacturers ..., " and "If we are unable to establish sales and marketing capabilities..." For example, in your discussion of Abbott
Labs and Sarawak, you reference payments that you are required to make and the other party`s right to terminate the respective agreements. If it is your intention to convey that you may have difficulty making the payments such that the contracts could be terminated and materially affect the company`s prospects, state this fact explicitly.
19. Please disclose any facts or circumstances that might lead to the types of problems you have set forth in the bullet points.

"We face special risks...," p. 9
20. Please revise your heading to identify the risk and potential consequences.
21. If you are currently in default on the loan from the Sarawak
Government, then revise to specifically state that you are in default.

"The future clinical testing of our product candidates could be delayed...," page 10
22. If you have experienced delays in your clinical trials for any of the reasons identified in the bullet point, please revise to disclose the circumstances and the length of the delay.
23. Please disclose whether there are any facts or circumstances that would suggest that delays in clinical testing may be forthcoming.

"We depend on outside parties to conduct our clinical trials...," p.11
24. It is unclear whether you are currently dependent on these contract research organizations or if you intend to rely on them in the future. Please revise to clarify. If you are currently dependent on any individual contract research organizations, please identify them and in the Business section describe the material terms of your arrangements with them.
25. If you have experienced instances where your contract research organizations have failed to perform, please revise to describe the situation and consequences. Similarly, revise "Our collaborators and third party manufacturers..."

"Our collaborators and third party manufacturers..."p.14
26. Are any of the manufacturers sole source suppliers? If they are, please identify these manufacturers. If you have agreements with these manufacturers, please file them as exhibits and provide a discussion of the material terms in the Business section. Alternatively, provide an analysis supporting your determination that you are not substantially dependent on each of the agreements. If you do not have any agreements with these parties, please revise the risk factor discussion to disclose that you do not have any agreements with these parties.

"Even if we successfully develop and obtain approval for cethromycin...," p. 12
27. Please disclose whether there are any facts or circumstances that indicate that the product may not gain market acceptance.

"Our most advanced product candidate... will face significant competition...," p. 13
28. Please disclose any advantages competitive products (or the companies who make them) possess vis a vis cethromycin and the company.




"Because our product candidates and development and collaboration efforts...," p.15
29. If you are aware of any circumstances adversely affecting your intellectual property rights or any claims of infringement, please revise to disclose this information in the risk factor discussion.

"Confidentiality agreements with employees...," p.16
30. If you have experienced any breaches in confidentiality, please revise to disclose this information.

 "We will need to increase the size of our organization...,"p. 17
31. To the extent you have had difficulty managing growth in the past, please disclose the problems you have faced, the efforts you undertook to resolve the problems, and whether the problems were resolved satisfactorily.

"If we are unable to attract and retain qualified scientific...,"
p.
17
32. To the extent that you have experienced problems attracting and retaining key personnel in the recent past, please revise to describe these problems. Additionally, if any key employee has plans to retire or leave your company in the near future, please revise the discussion to disclose this information.

"Our business will expose us to potential product liability risks...," p. 18
33. Please revise the risk factor heading to uses the terms
"acquire
and maintain," rather than just "maintain.`

"We face regulation and risks related to hazardous materials...,"
p.
18
34. If you have experienced any contamination or injury from these materials or chemicals, please revise to describe the situation.
35. Do you have insurance that would cover such damages?

"Our business and operations...," p.18
36. Please disclose any specific weaknesses in your systems that could make you vulnerable to the types of concerns you have described in this risk factor.





Risks related to the offering, p. 19
"Because we have operated as a private company ...," page 21
37. Please revise to explain how this risk factor affects your company. As currently written, it would not affect you any differently than any other company that has recently become a reporting company. For instance, are there any reasons to believe that you might be unable to conclude that you have effective internal controls over financial reporting?

We have never paid cash dividends..., p. 22
38. Please disclose the risks for investors relating to the failure to pay dividends.

Use of Proceeds, p. 24
39. You have allocated $37.2 million of proceeds to various payments.
As you have indicated that approximate total proceeds of $86M, you will need to provide more specific disclosure regarding the remaining proceeds. Please revise your disclosure to include more information about this amount, including a breakdown of proceeds by program as you have identified them in the prospectus summary and in the business section. Please also disclose how far the allocated proceeds will take each program or product in the development process. Please be as specific as possible. We may have further comments on your disclosure.

Capitalization, page 26
40. Please include a statement that the table presented sets forth your cash and cash equivalents and capitalization as of March 31, 2005. As cash and cash equivalents do not represent capitalization of a company, please revise the summation of your capitalization within your table to exclude the amount of cash and cash equivalents as of March 31, 2005.

Management`s Discussion and Analysis of the Company, p. 29
General
41. Currently, your MD&A Overview discusses your product pipeline, collaborations and cumulative losses. In a recent release called "Commission Statement about Management`s Discussion and Analysis of
Financial Condition and Results of Operations," the staff stated that
"the development of MD&A disclosure should begin with management`s identification and evaluation of what information, including the potential effects of known trends, commitments, events, and uncertainties, is important to providing investors and others an accurate understanding of the company`s current and prospective financial position and operating results." Release Nos. 33-8056; 34-
45321; FR-61.
Accordingly, the MD&A overview should include disclosure on the key points that are covered in greater detail in the MD& A section, with emphasis on the key trend and analytical points as well as on the "potential effects of known trends, commitments, events and uncertainties..." We may have further comments on your revisions.

Research and Development Expense, pages 30-33
42. Please refer to the Division of Corporation Finance "Current Issues and Rulemaking Projects Quarterly Update" under section VIII -
Industry Specific Issues - Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address:http://www.sec.gov/divisions/corpfin/cfcrq032001.htm For your major research and development projects, please disclose the following information:

* current status and expected completion dates,
* nature, timing and estimated costs of the efforts necessary to complete the project,
* future capital funding requirements,
* specific risks and uncertainties associated with completing development on schedule,
* period in which material net cash inflows from significant projects are expected to commence and
* consequences to future operations, financial position and liquidity if the project is not completed as planned.

Results of Operations
Year ended December 31, 2004 compared to year ended December 31,
2003
Interest expense - net, pages 32-33
43. We note your disclosure that should the fair value of the warrants issued in connection with the Leaders Bank note increase in future periods, that you will "recognize the increased value as additional interest expense over the remaining term of the note." Please provide to us, supplementally, your accounting basis for the future increases in this manner. Please refer to the applicable GAAP literature used to support management`s basis. Additionally, please explain to us what the accounting implications would be if the fair value of the warrants decreased in the future.

Liquidity and Capital Resources, pages 33-35
44. Please expand your discussion of the Company`s expected sources and needs for capital that covers estimated milestone payments and other costs related to clinical testing and the impact of known trends and uncertainties on the expected mix and cost of capital resources. Discuss in greater detail your plans for alternate financing of Abbott license payments and milestone payments assuming the planned offering does not close by September 1, 2005.

Critical Accounting Policies
Stock-based Compensation, page 37
45. In order for us to fully understand the equity fair market valuations reflected in your financial statements, please provide an itemized chronological schedule covering all equity instruments issued since January 1, 2004 through the date of your response. Please provide the following information separately for each equity issuance:

a. The date of the transaction;
b. The number of shares/options issued/granted;
c.	The exercise price or per share amount paid;
d.	Management`s fair market value per share estimate and how the estimate was made;
e.	An explanation of how the fair value of the convertible
preferred stock and common stock relate, given the one for one conversion ratio;
f.	The identity of the recipient, indicating if the recipient
was a
related party;
g.	Nature and terms of concurrent transactions; and,
h.	The amount of any compensation or interest expense element.

Progressively bridge management`s fair market value determinations to the current estimated IPO price range. Please reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values included in your analysis. Business, p. 38
46. In instances where you have discussed the results of your preclinical and clinical trials, please revise to also disclose that later stage trials might not support these results.

Our Lead Product Candidate, p. 40
47. Please delete the graphic contained on page 40. As currently presented, the graphic appears to convey progress toward regulatory approval that may be confusing to investors. For example, with respect to cethromycin, the fact that the graph is more than 80% of the way toward the end of Phase III might mislead investors into believing that the product is closer to approval than is actually the case.

Other Collaborations and License Agreements, page 56
48. Please tell us why you have not filed your agreements with Sarawak Biodiversity Center, the National Cancer Institute, and Argonne National Laboratory as exhibits.
49. Did the agreements with the National Cancer Institute or Argonne
National Laboratory involve any up front payments?
50. Please revise the discussion of the Argonne agreement to disclose the minimum royalties.
51. Have there been any payments to date under the Baxter agreement?
If there have been please revise to disclose the amount of these payments.

Management, p.67
52. In the biographies for managers, please be more explicit in delineating the 5 year biographies. As one example only, it is not clear how long John Flavin was with MediChem Life Sciences, Inc. Please disclose prior positions with dates so that the five year period is explicit.
Underwriting, p. 88
53. If you are planning to conduct a directed share offering, please disclose this information and provide us with any material you intend to sell to potential purchasers such as a "friends and family" letter. Tell us when you intend to send them to these potential purchasers. Tell us whether the sale will be handled by you directly or by the underwriting syndicate. Tell us the procedures your or the underwriter will employ in making the offering and how you will assure that this offer will meet the requirements of Section 5 of the
Securities Act and Rule 134.  We may have further comments.
54. Do your underwriters have arrangements to host or access your preliminary prospectus on the Internet? Please identify any third parties that will host the prospect on their website along with the internet address for each such underwriter. Please also describe the material terms of the agreement that allows for such electronic hosting and provide us with a copy of any written agreement. You should also provide us with copies of all information concerning your company or the offering that appears on the third party web site. We may have further comments.
55. Please advise us if the lead underwriters or other members of the syndicate may deliver a prospectus electronically or otherwise offer and/or sell securities electronically. If they do so, please tell us the procedures they will use and how they intend to comply with the requirements of Section 5 of the Securities Act of 1933, particularly with regard to how offers and final confirmations will be made and how and when purchasers will fund their purchases. Provide us copies of all electronic communications including the proposed web pages.
56. Also tell us and briefly disclose in the prospectus whether you intend to use any forms of prospectus other than print, such as CD-
ROM-s, videos, etc. and provide all such prospectuses for our examination. Please refer to SEC Releases No. 33-7233 and No. 33-7289. We may have additional comments.

Exhibits
57. Please file as promptly as possible all exhibits required by the
Exhibit Table provided in Item 601(a) of Regulation S-K. We note, for example, that you have not filed the opinion or consent of your legal counsel. We may have further comment once we have had an opportunity to review them.

Results of Operations
Year ended December 31, 2004 compared to year ended December 31,
2003
Interest expense - net, pages 32-33
58. We note your disclosure that should the fair value of the warrants issued in connection with the Leaders Bank note increase in future periods, that you will "recognize the increased value as additional interest expense over the remaining term of the note." Please provide to us, supplementally, your accounting basis for the future increases in this manner. Please refer to the applicable GAAP literature used to support management`s basis. Additionally, please explain to us what the accounting implications would be if the fair value of the warrants decreased in the future.

Liquidity and Capital Resources, pages 33-35
59. Please expand your discussion of the Company`s expected sources and needs for capital that covers estimated milestone payments and other costs related to clinical testing and the impact of known trends and uncertainties on the expected mix and cost of capital resources. Discuss in greater detail your plans for alternate financing of Abbott license payments and milestone payments assuming the planned offering does not close by September 1, 2005.

Critical Accounting Policies
Stock-based Compensation, page 37
60. In order for us to fully understand the equity fair market valuations reflected in your financial statements, please provide an itemized chronological schedule covering all equity instruments issued since January 1, 2004 through the date of your response. Please provide the following information separately for each equity issuance:

c. The date of the transaction;
d. The number of shares/options issued/granted;
c.	The exercise price or per share amount paid;
d.	Management`s fair market value per share estimate and how the estimate was made;
e.	An explanation of how the fair value of the convertible
preferred stock and common stock relate, given the one for one conversion ratio;
f.	The identity of the recipient, indicating if the recipient
was a
related party;
g.	Nature and terms of concurrent transactions; and,
h.	The amount of any compensation or interest expense element.

Progressively bridge management`s fair market value determinations to the current estimated IPO price range. Please reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values included in your analysis.

Consolidated Financial Statements
Note 3. Joint Venture, page F-11
61. We note your disclosure that the joint venture agreement provides that "upon mutual termination any liabilities of the joint venture will be settled by the parties equally". This provision appears to represent a guarantee or indemnification by you that would require recognition of investee losses in excess of the carrying value of your joint venture investment. Please clarify the nature of this apparent obligation and the basis for your conclusion that recording investee losses in excess of the carrying value of the joint venture was inappropriate. Additionally, please disclose this obligation, the status of SMP`s debt restructure discussions with the Sarawak government and the consequences to your future operations, financial position and liquidity if this debt is not restructured and the joint venture is terminated.

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Frank Wyman at (202) 551-3660 or Kevin Woody, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Zafar Hasan at (202) 551-3653 or me at (202) 551-3715 with any other questions.
      Sincerely,




      Jeffrey Riedler
   Assistant Director

   cc:	R. Cabell Morris Jr.
   	Winston & Strawn
   	35 West Wacker Drive
   	Chicago, Illinois 60601

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